Quipt Home Medical Corp.

1019 Town Drive

Wilder, KY

July 16, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549

Re:         Quipt Home Medical Corp

Registration Statement on Form S-8 (File No. 333-257866)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Quipt Home Medical Corp. (the “Company”) hereby respectfully requests that the Registration Statement on Form S-8, including all exhibits thereto (File No. 333-257866), as filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2021 (the “Registration Statement”), be withdrawn effective immediately.

The Company inadvertently represented that the Common Shares available for future issuance under the 2021 Equity Incentive Plan (the “2021 Plan”) was 19,693,042 when in fact the number of Common Shares available for future issuance under the 2021 Plan should have been listed as 1,312,946. The reason for the error in reporting the number of shares available for issuance was that the share amount did not take into consideration the 1:4 share consolidation that the Company implemented, effective as of May 13, 2021. The Company expects to file a new Registration Statement on Form S-8 with the corrected number of shares available for future issuance under the 2021 Plan.

The Company confirms that the Registration Statement became effective upon filing; provided, however, no securities have been sold pursuant to the Registration Statement. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

If you should have any questions, please contact Larry W. Nishnick of DLA Piper LLP (US) at (858) 677-1414. Thank you in advance for your assistance.

Very truly yours,

Quipt Home Medical Corp.

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: Chief Executive Officer

cc: DLA Piper LLP (US)